Exhibit 99.1

The Hague, May 22, 2007

AEGON to discuss progress in its growth strategy during Analyst & Investor conference

Today and tomorrow, May 22-23, AEGON is hosting its semi-annual Analyst & Investor conference in Amsterdam, titled “Growing the Value”. The presentations will focus on AEGON’s businesses in the Netherlands and the United Kingdom as well as on the progress toward the target of doubling the Group’s value of new business from EUR 550 million in 2005 to EUR 1.1 billion by 2010. In addition, a number of smaller group meetings with members of the Management Board, senior management of various country units and group staff are scheduled that will cover AEGON’s growth strategy, its capital management, as well as business developments in Central and Eastern Europe, in Asia and the Americas.

“AEGON’s recent first quarter results, which included a continued profitable growth of the value of new business and improvements in our internal rate of return, confirmed that we are doing better than expected in our target to double the value of new business by 2010,” said AEGON Chairman and CEO Donald J. Shepard. “We always welcome the opportunity to interact with investors to discuss the steps we are taking to create long-term value for our many stakeholders.”

AEGON’s value of new business provides a good indication of future value creation and the increasing international spread of the Group’s operations. In recent years, AEGON has made substantial progress in establishing a solid basis for further growth in its developing markets in Europe and Asia. In 2006, total value of new business increased 41% to EUR 775 million. The value of new business generated by Other countries (Asia, CEE, France and Spain) was 20% of AEGON’s total VNB for 2006, while accounting for only 6% of AEGON’s total embedded value 2006.

AEGON THE NETHERLANDS

AEGON The Netherlands has made good progress in repositioning the organization in a rapidly changing market. AEGON The Netherlands is on track to deliver on its 2010 growth targets to increase new production by 8-10% per annum and more than double the value of new business by 2010.

AEGON UNITED KINGDOM

AEGON UK’s strategy is to grow the business profitably by continuing to diversify into higher margin products; adding scale by penetrating new distribution channels; building on our existing capabilities in life, pensions, asset management and distribution; and by further strengthening lines of business that present an opportunity for AEGON in the UK market. AEGON UK is ahead of its “20/10 target” plan, namely to achieve a VNB margin* of at least 20% and an overall market share in life and pensions of at least 10% by 2010.

AEGON AMERICAS

AEGON USA will continue combining administrative functions to improve efficiency, and will continue to focus on shifting the business mix to include a higher percentage of fee-based business. AEGON Americas is ahead of plan in achieving its 2010 target to grow the VNB by 84%.

*	VNB pre-solvency and pre-tax, divided by annualized premium income

All of the Conference slides of the presentations will be available on www.aegon.com. The main presentations will be audio webcast live. The full program of the conference is as follows (CET time):

TUESDAY, MAY 22, 2007

5:00 pm	Welcome and opening conference
Don Shepard, Chairman of the Executive Board

5:20 pm	AEGON The Netherlands – Progression toward 2010 Target
Johan van der Werf, CEO AEGON NL
Edgar Koning, CFO AEGON NL

WEDNESDAY, MAY 23, 2007

8:30 am	AEGON UK – Progression toward “20/10” by 2010
Otto Thoresen, CEO AEGON UK
Mark Laidlaw, CFO AEGON UK

10:00 am	Small group meetings remainder of the day

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com